

February 15, 2012

Via E-mail
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

> **Re:** **Shea Homes Limited Partnership and Shea Homes Funding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 9, 2012**
> **File No. 333-177328**

Dear Mr. Selva:

We have reviewed your registration statement and response letter and have the following comments.

Note 20. Segment Information, page F-76

1. We have reviewed your response to comment three in our letter dated February 3, 2012. We note that your communities are combined into six divisions which are then combined to form your reportable segments. Please provide us with a specific and comprehensive discussion regarding how you determined that these six divisions qualified for further aggregation. In this regard, please ensure your discussion includes, but is not limited to, your consideration of the following factors by division:

   - Actual and budgeted results;

   - The product type and price points of the homes in each division;

   - The economic outlook in each geographic region;

   - Differences in labor availability, pay levels and unionization;

   - Why historic conditions required you to take impairments in some areas and not others; and

   - Economic metrics such as GAAP gross profit and net income (loss) by division.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Paul Mosley
        Vice President and General Counsel

        Andrew L. Fabens
        Gibson, Dunn and Crutcher LLP